11019832

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29445

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO,

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Harrington Circle
(No and Street)

Willingboro, NJ
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD J. ISACKSON 609-877-3355
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan
(Name - *if individual, stale last, first. middle name*)

586 High Street, P.O. Box 400	Burlington	NJ	08016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(~)*

Potential persons who are to respond to the collection of
I

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RICHARD J. ISACKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public of New Jersey
My Commission Expires April 25, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page,
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: Horizons Fiancial Investment Corporation [13]

SEC FILE NO.: 8-29445 [14]

FIRM I.D. NO.: 13562 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

151 Harrington Circle [20]
(No. and Street)

Willingboro [21] NJ [22] 08046 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1-1-10 [24]

AND ENDING (MM/DD/YY): 12-31-10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson [30]

(Area Code) — Telephone No.

609-877-3355 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of Feb 20 11

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Harrison, Mauro & Morgan, PA [70]

ADDRESS

568 High St.
Burlington, NJ 08016 [71] [72] [73] [74]

Number and Street | City | State | Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Horizons Financial Investment Corporation	N 3	10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-10

SEC FILE NO. 8-29445

Consolidated [ ]

Unconsolidated [ ]

	Allowable		Non-Allowable		Total	
1. Cash	$ 15,028	200			$ 15,028	75
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		81
3. Receivable from non-customers		355		600		83
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities	9,492	430			9,492	85
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		86
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		89
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		91
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,372	680	1,372	92
11. Other assets	2,166	535		735	2,166	93
12. TOTAL ASSETS	$ 26,686	540	$ 1,372	740	$ 28,058	94

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12-31-10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	14
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		15
B. Other		1115		1305		15
15. Payable to non-customers		1155		1355		16
16. Securities sold not yet purchased, at market value				1360		16
17. Accounts payable, accrued liabilities, expenses and other	17,009	1205		1385	17,009	16
18. Notes and mortgages payable:						
A. Unsecured		1210				16
B. Secured		1211		1390		17
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			10,000	1400	10,000	17
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ 10,000 [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		17
C. Pursuant to secured demand note collateral agreements				1420		17
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		17
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		17
20. TOTAL LIABILITIES	$ 17,009	1230	$ 10,000	1450	$ 27,009	17

Ownership Equity

		Total	
21. Sole Proprietorship		$	17
22. Partnership (limited partners)	($ [1020])		17
23. Corporation:			
A. Preferred stock			17
B. Common stock		2,000	17
C. Additional paid-in capital			17
D. Retained earnings		(951)	17
E. Total		1,049	17
F. Less capital stock in treasury		(	17
24. TOTAL OWNERSHIP EQUITY		$ 1,049	18
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 28,058	18

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12-31-10

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,049	34
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	34
3.	Total ownership equity qualified for Net Capital			1,049	35
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			10,000	35
	B. Other (deductions) or allowable credits (List)				35
5.	Total capital and allowable subordinated liabilities			$ 11,049	35
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 1,372	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(1,372)	36
7.	Other additions and/or allowable credits (List)				36
8.	Net capital before haircuts on securities positions			[20] $ 9,677	36
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
[30]	4. Other securities	1,424	3734		
	D. Undue Concentration		3650		
	E. Other (List)	265	3736	(1,689)	37
10.	Net Capital			$ 7,988	37

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12-31-10

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	1,134	375
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	375
13. Net capital requirement (greater of line 11 or 12)	$	5,000	376
14. Excess net capital (line 10 less 13)	$	2,988	377
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	1,988	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	17,009	379
17. Add:					
A. Drafts for immediate credit	21 $	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		383
18. Total aggregate indebtedness			$	17,009	384
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	2.12	385
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		39
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		38
23. Net capital requirement (greater of line 21 or 22)	$		37
24. Excess capital (line 10 less 23)	$		39
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		39

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowal assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation

For the period (MMDDYY) from 1-1-10 [3932] to 12-31-10 [39
Number of months included in this statement 12 [39

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Box
1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	39
	b. Commissions on listed option transactions		39
	c. All other securities commissions		39
	d. Total securities commissions		39
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		39
	b. From all other trading		39
	c. Total gain (loss)		39
3.	Gains or losses on firm securities investment accounts	1,564	39
4.	Profit (loss) from underwriting and selling groups		39
5.	Revenue from sale of investment company shares	30,587	39
6.	Commodities revenue		39
7.	Fees for account supervision, investment advisory and administrative services		39
8.	Other revenue	2,000	39
9.	Total revenue	$ 34,151	40

EXPENSES

Item				Amount	Box
10.	Salaries and other employment costs for general partners and voting stockholder officers				41
11.	Other employee compensation and benefits				41
12.	Commissions paid to other broker-dealers				41
13.	Interest expense			1,000	40
	a. Includes interest on accounts subject to subordination agreements	1,000	4070		
14.	Regulatory fees and expenses			1,305	41
15.	Other expenses			30,420	41
16.	Total expenses			$ 32,725	42

NET INCOME

Item				Amount	Box
17.	Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 1,426	42
18.	Provision for Federal income taxes (for parent only)			721	42
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above				42
	a. After Federal income taxes of		4338		
20.	Extraordinary gains (losses)				42
	a. After Federal income taxes of		4239		
21.	Cumulative effect of changes in accounting principles				42
22.	Net income (loss) after Federal income taxes and extraordinary items			$ 705	42

MONTHLY INCOME

Item		Amount	Box
23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (9,556)	42

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation

For the period (MMDDYY) from 1-1-10 to 12-31-1

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 344	42
A. Net income (loss)		705	42
B. Additions (Includes non-conforming capital of	29 $ [4262])		42
C. Deductions (Includes non-conforming capital of	$ [4272])		42
2. Balance, end of period (From item 1800)		$ 1,049	42

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 10,000	43
A. Increases		43
B. Decreases		43
4. Balance, end of period (From item 3520)	$ 10,000	43

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12-31-10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 Limited business (mutual fund/or x [45
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained variable annuity [45
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 [4335] [45
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) [45

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or N
31	[4600]	[4601]	[4602]	[4603]	[4604]	[46
32	[4610]	[4611]	[4612]	[4613]	[4614]	[46
33	[4620]	[4621]	[4622]	[4623]	[4624]	[46
34	[4630]	[4631]	[4632]	[4633]	[4634]	[46
35	[4640]	[4641]	[4642]	[4643]	[4644]	[46

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contributio expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date incluc the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amount bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deduc in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals